
Mail Stop 3720

November 9, 2007

Via U.S. Mail and Fax (712) 673-2800
Jane Morlok
Chief Financial Officer
Breda Telephone Corp.
112 E. Main
P.O. Box 190
Breda, Iowa 51436

   RE: **Breda Telephone Corp.**
      Form 10-K for the fiscal year ended December 31, 2006
      Filed March 28, 2007

      File No. 0-26525

Dear Ms. Morlok:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-KSB for the year ended December 31, 2006

Item 7 Financial Statements, page 59

1. We note that you included unaudited financial statements for the years ended December 31, 2006 and 2005. We also note your disclosures on page 59 that your auditors are performing additional audit procedures in connection with your investments in certain limited partnerships and that you will file an amended 10-KSB upon the completion of the additional auditing procedures. However, it is unclear why you have not filed the amended 10-KSB since 7 months have lapsed from the time you filed your 2006 10-KSB. Please amend your 10-KSB to include audited financial statements in accordance with Rule 3-10 of Regulation SB.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. The cover letter and amendment should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director